October 28, 2015

Tia L. Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Beverages, Apparel and Mining
100 F Street, N.E.
Washington, D.C. 20549

Re:     Chemed Corporation
            Form 10-K for the Year Ended December 31, 2014
            Filed February 27, 2015
            File No. 001-08351

Dear Ms. Jenkins:

On behalf of Chemed Corporation (“Chemed” or the “Company”), this letter is sent in response to your office’s comment letter dated October 21, 2015.

Form 10-K for the Year ended December 31, 2014
Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies, page 49
Goodwill and Intangible Assets, page 50

1.  Please expand your disclosure in future filings to include a rollforward of goodwill for each of your segments, and in total, as required by FASB ASC 350-20-5-1.

In response to this comment, we confirm that we will include in future filings a rollforward of goodwill for each of our segments, and in total, as required by FASB ASC 350-20-5-1.  The rollforward in Note 2 - Summary of Significant Accounting Policies, Goodwill and Intangible Assets of our consolidated financial statements for the year-ended December 31, 2014 would appear as follows:

          The table below shows a rollforward of Goodwill, as follows:

	VITAS	Roto- Rooter	Total
Balance at December 31, 2012	$327,926	$137,906	$465,832
Business combinations	524	688	1,212
Foreign currency adjustments	-	(173)	(173)
Balance at December 31, 2013	$328,450	$138,421	$466,871
Business combinations	-	198	198
Foreign currency adjustments	-	(198)	(198)
Program closing	(149)	-	(149)
Balance at December 31, 2014	$328,301	$138,421	$466,722

Stock-Based Compensation Plans, page 55

2.  Please reconcile the total compensation cost of stock-based compensation plans disclosed in note 4 to the related amounts included in your consolidated statement of cash flows for the years ended December 31, 2014, 2013 and 2012.

In response to this comment, the reconciliation of total compensation cost of stock-based compensation plans disclosed in note 4 to the related amounts included in our consolidated statement of cash flows for the years ended December 31, 2014, 2013 and 2012, is as follows:

	Years Ended December 31,
Consolidated Statement of Cash Flows Caption	2014	2013	2012
Stock options expense	$4,802	$6,042	$8,130
Non-cash portion of long-term incentive compensation	2,569	1,301	360
Stock awards included in change in other liabilities	481	480	480
Stock award amortization included in depreciation and amortization	2,471	3,045	3,004
Total compensation cost of stock-based compensation plans - Note 4	$10,323	$10,868	$11,974

Historically, we have reported a portion of non-cash stock compensation expense related to certain restricted stock awards in the caption “Amortization” in our Consolidated Statement of Income.  This classification was disclosed in paragraph 3 of Note 4 of the 2014 Form 10-K.  Previously, for each annual and interim period, we evaluated this presentation under “SEC Staff Accounting Bulletin: No. 99 – Materiality” and concluded that the impact of this classification is immaterial to our interim or annual consolidated financial statements, as applicable.  In making this historical determination, we evaluated quantitative and qualitative factors such as the fact that this presentation is classification only within our Consolidated Statement of Income, does not impact; income from operations, income before income taxes, net income, earnings per share, net cash provided by operating activities or our Consolidated Statement Balance Sheet, and does not impact our debt covenants or management incentive compensation.

However, beginning with the Form 10-K for the year ended December 31, 2015, we intend to:

•
present the components of stock compensation expense, shown in the table above, as separate line-items within our Consolidated Statement of Cash Flows as non-cash adjustments to reconcile net income to net cash provided by operations;

•	record a classification adjustment, for all periods presented in our Consolidated Statement of Income to include, restricted stock award expense in selling general and administrative expense; and

•	include the following disclosure in Note 1 to the Consolidated Financial Statements:

Classification Adjustments
We recorded classification adjustments of $2.5 million, $3.0 million and $3.0 million to decrease amortization and increase selling, general and administrative expenses in our Consolidated Statement of Income for 2014, 2013 and 2012, respectively, related to non-cash restricted stock award compensation expense.  This classification adjustment does not impact income from operations, income before income taxes, net income, earnings per share, net cash provided by operating activities or our Consolidated Statement Balance Sheet.  We believe the impact of the classification adjustments are immaterial to our consolidated financial statements for the current and prior periods.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

CHEMED CORPORATION

BY: /s/ Arthur V. Tucker, Jr.

Arthur V. Tucker, Jr.

Vice President and Controller

Cc:  Audit Committee of the Board of Directors

PricewaterhouseCoopers LLP